Source Financial, Inc.

Level 6/97 Pacific Highway

North Sydney NSW 2060, Australia

February 12, 2015

Mr. Todd K. Schiffman

Assistant Director Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Source Financial, Inc.
Registration Statement on Form S-1
File No. 333-196225

Dear Mr. Schiffman:

Pursuant to Rule 477, we hereby request withdrawal of the above referenced registration statement as a result of the termination of our engagement of Wellington Shields & Co., LLC which was to serve as the underwriter for the proposed offering described therein.

Very truly,

/s/ Hugh Evans
Hugh Evans
President and CEO

cc: Vincent J. McGill